UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 3)

Under the Securities Exchange Act of 1934

Morgans Hotel Group Co.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

61748W108
(CUSIP Number)

David Fisher, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, NY 10104 (212) 541-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

1.	NAME OF REPORTING PERSON: W. Edward Scheetz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,822,311 shares of Common Stock
8.	SHARED VOTING POWER: 0
9.	SOLE DISPOSITIVE POWER: 2,137,311 shares of Common Stock
10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON	2,137,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.2%
14.	TYPE OF REPORTING PERSON: IN

Introductory Statement

This Amendment No. 3 to Schedule 13D, filed by Mr. W. Edward Scheetz (the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on August 11, 2008 as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on November 24, 2008, as subsequently amended by Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on December 15, 2008 (the “December Schedule 13D”).

Since the date of filing of the December Schedule 13D, the number of shares of Common Stock beneficially owned by the Reporting Person has changed, as reported below, through the acquisition and sale of shares of Common Stock in open market transactions, the vesting of shares of Common Stock underlying stock options and the removal from the Reporting Person’s beneficial ownership of shares of Common Stock underlying call options which expired unexercised.

On December 30, 2008, Bayard Holdings MVIII LLC (“Bayard I”) and Baxter Holdings MVIII LLC (“Baxter I”), each a majority owned subsidiary of WES Holdings LLC (“WES Holdings”), a limited liability company wholly owned by the Reporting Person, were dissolved. The beneficial ownership of the shares of Common Stock owned by Bayard I and Baxter I, as reported in the December Schedule 13D, remain with the Reporting Person as set forth herein.

Accordingly, the purpose of this Amendment No. 3 to Schedule 13D is to amend and restate in its entirety Item 2 and Item 5 of the Schedule 13D as set forth below.

ITEM 2.	Identity and Background.

(a) This Amendment No. 3 to Schedule 13D is being filed solely by Mr. W. Edward Scheetz, a natural person. The Reporting Person beneficially owns a portion of his shares of Common Stock through WES Holdings, Crosby Holdings LLC (“Crosby Holdings”), a majority owned subsidiary of WES Holdings, Bayard Holdings MVIII LLC, f/k/a NCIC Subsidiary II, LLC (“Bayard II”), a limited liability company which the Reporting Person manages and Baxter Holdings MVIII LLC, f/k/a NSP Subsidiary II, LLC (“Baxter II”), a limited liability company which the Reporting Person manages.

(b) W. Edward Scheetz’s business address is: 218 Clapboard Ridge Road, Greenwich, Connecticut 06831.

(c) W. Edward Scheetz is the Treasurer and a director of NorthStar Capital Investment Corp.

(d) During the past five years, Mr. Scheetz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Scheetz has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Scheetz is a citizen of the United States.

ITEM 5.	Interest in Securities of the Issuer.

(a)       Ownership percentages of Common Stock reported herein are based on 29,397,841 shares of Common Stock outstanding as of November 7, 2008 as reported in the Company’s Form 10-Q filed with the SEC on November 7, 2008, 300,000 shares of Common Stock issuable upon the exercise of stock options beneficially owned by the Reporting Person and 100,000 shares of Common Stock issued by the Company on or about December 1, 2008 in connection with the Reporting Person’s redemption of 100,000 vested LTIP units.

The 2,137,311 shares of Common Stock reported as being the aggregate amount beneficially owned by the Reporting Person in row (11) of the cover page to this Amendment No. 3 to Schedule 13D, represent in the aggregate approximately 7.2% of the outstanding shares of Common Stock.

The 2,137,311 shares of Common Stock reported in row (9) of the cover page to this Amendment No. 3 to Schedule 13D include 1,822,311 shares of Common Stock, over which the Reporting Person has sole dispositive power and sole voting power and 315,000 shares of Common Stock, over which the Reporting Person only has sole dispositive power but no voting power. Of the 315,000 shares of Common Stock over which the Reporting Person only has sole dispositive power but no voting power, 300,000 shares of Common Stock represent the Reporting Person’s beneficial ownership of shares of Common Stock underlying stock options that have vested or will vest in the next 60 days and 15,000 shares of Common Stock represent the Reporting Person’s beneficial ownership of shares of Common Stock underlying certain call options.

Of the 1,822,311 shares of Common Stock, reported in row (7) of the cover page to this Amendment No. 3 to Schedule 13D, over which the Reporting Person has sole voting power and sole dispositive power, 654,351 shares of Common Stock are beneficially owned by the Reporting Person through WES Holdings and Crosby Holdings. WES Holdings directly beneficially owns 536,751 shares of Common Stock (including, without limitation, 45,760 shares of Common Stock transferred from Baxter I and 8,591 shares of Common Stock transferred from Bayard I) and Crosby Holdings owns 117,600 shares of Common Stock, which WES Holdings is deemed to beneficially own as controlling member of Crosby Holdings.

Of the 1,822,311 shares of Common Stock, reported in row (7) of the cover page to this Amendment No. 3 to Schedule 13D, over which the Reporting Person has sole voting power and sole dispositive power, 85,908 shares of Common Stock are beneficially owned by the Reporting Person through Bayard II (the “Bayard II Shares”) and 457,603 shares of Common Stock are beneficially owned by the Reporting Person through Baxter II (the “Baxter II Shares”). The Reporting Person is deemed to beneficially own the foregoing shares of Common Stock as the sole manager of each such entity. The Bayard II Shares were indirectly transferred from Bayard I and the Baxter II Shares were indirectly transferred from Baxter I.

In addition, of the 1,822,311 shares of Common Stock reported in row (7) of the cover page to this Amendment No. 3 to Schedule 13D, over which the Reporting Person has sole voting power and sole dispositive power, 391,232 shares of Common Stock are directly beneficially owned by the Reporting Person, 175,000 shares of Common Stock are beneficially owned by the Reporting Person through a Two-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, 30,000 shares of Common Stock are beneficially owned by the Reporting Person through a Six-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, 15,817 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through two trusts which directly own such shares of Common Stock for the benefit of the Reporting Person’s two minor children, 10,000 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through his spouse who directly beneficially owns such shares of Common Stock and 2,400 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through his two minor children who each directly own 1,200 shares of Common Stock.

As set forth in the paragraphs above, of the shares of Common Stock reported in row (11) of the cover page to this Amendment No. 3 to Schedule 13D, 15,000 shares are shares of Common Stock as to which there is a right to acquire which is exercisable by the Reporting Person within 60 days, in addition to the 300,000 shares of Common Stock underlying stock options that have vested or will vest in the next 60 days.

The Reporting Person does not beneficially own any shares of Common Stock as of January 5, 2009, other than as set forth herein.

(b)       Rows (7) through (10) of the cover page to this Amendment No. 3 to Schedule 13D sets forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition (including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c)       Except as described herein, including the transfer of 45,760 shares of Common Stock from Baxter I to WES Holdings, the transfer of 8,591 shares of Common Stock from Bayard I to WES Holdings, the indirect transfer of 457,603 shares of Common Stock from Baxter I to Baxter II, the indirect transfer of 85,908 shares of Common Stock from Bayard I to Bayard II, the transfer of 30,000 shares of Common Stock from WES Holdings to a Six-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, the removal from the Reporting Person’s beneficial ownership of 37,100 shares of Common Stock underlying call options which expired unexercised, the vesting of 8,341 shares of Common Stock underlying stock options and the open market sales and purchases by the Reporting Person set forth below, no transactions in the Common Stock were effected by the Reporting Person since the December Schedule 13D (up to and including January 5, 2009).

Date	Shares Purchased	Shares Sold	Price

12/15/2008		5,000	$4.15
12/15/2008		10,000	$4.00
12/15/2008		3,000	$4.09
12/15/2008	2,600		$3.90
12/15/2008	200		$3.90
12/15/2008		300	$4.11
12/15/2008		100	$4.11
12/15/2008	2,100		$3.90
12/15/2008	700		$3.90
12/15/2008	100		$3.90
12/15/2008	800		$3.90
12/15/2008		200	$4.10
12/15/2008		1,400	$4.10
12/15/2008		3,000	$4.11
12/15/2008		300	$4.11
12/15/2008		2,700	$4.11
12/15/2008		5,000	$4.10
12/16/2008		5,000	$4.25
12/16/2008		5,000	$4.35
12/16/2008		5,000	$4.15
12/16/2008		10,000	$4.15
12/16/2008		5,000	$4.10
12/16/2008		5,000	$4.15
12/16/2008		10	$4.05
12/16/2008		84	$4.07
12/16/2008		500	$4.05
12/16/2008		300	$4.06
12/16/2008		184	$4.05
12/16/2008		200	$4.05
12/16/2008		800	$4.06
12/16/2008		600	$4.07
12/16/2008		216	$4.07
12/16/2008		300	$4.06
12/16/2008		300	$4.07
12/16/2008		300	$4.06
12/16/2008		6	$4.05
12/16/2008		400	$4.06
12/16/2008		800	$4.05
12/16/2008		5,000	$4.15
12/16/2008		5,000	$4.30
12/17/2008		5,000	$4.25
12/17/2008		7,700	$4.26
12/17/2008		12,300	$4.20
12/17/2008		5,000	$4.40
12/17/2008		5,000	$4.50
12/17/2008		10,000	$4.60
12/17/2008		10,000	$4.75
12/17/2008		100	$4.81
12/17/2008		100	$4.85

12/17/2008	200	$4.75
12/17/2008	400	$4.76
12/17/2008	400	$4.78
12/17/2008	200	$4.79
12/17/2008	300	$4.79
12/17/2008	500	$4.79
12/17/2008	600	$4.79
12/17/2008	1,100	$4.75
12/17/2008	99	$4.78
12/17/2008	400	$4.75
12/17/2008	300	$4.78
12/17/2008	400	$4.79
12/17/2008	1	$4.75
12/17/2008	1,000	$4.25
12/17/2008	100	$4.25
12/17/2008	3,900	$4.25
12/17/2008	4,900	$4.65
12/18/2008	5,000	$4.75
12/18/2008	3,000	$4.68
12/18/2008	5,000	$4.64
12/18/2008	200	$4.78
12/18/2008	700	$4.81
12/18/2008	100	$4.82
12/18/2008	200	$4.90
12/18/2008	100	$4.81
12/18/2008	100	$4.90
12/18/2008	300	$4.65
12/18/2008	300	$4.69
12/18/2008	400	$4.69
12/18/2008	400	$4.78
12/18/2008	200	$4.81
12/18/2008	600	$4.90
12/18/2008	500	$4.65
12/18/2008	500	$4.65
12/18/2008	800	$4.65
12/18/2008	500	$4.78
12/18/2008	800	$4.69
12/18/2008	100	$4.72
12/18/2008	100	$4.72
12/18/2008	200	$4.65
12/18/2008	200	$4.66
12/18/2008	200	$4.68
12/18/2008	400	$4.69
12/18/2008	86	$4.90
12/18/2008	600	$4.65
12/18/2008	200	$4.66
12/18/2008	100	$4.67
12/18/2008	300	$4.68
12/18/2008	500	$4.90
12/18/2008	600	$4.65

12/18/2008		626	$4.90
12/18/2008		788	$4.90
12/18/2008		800	$4.81
12/18/2008		800	$4.90
12/18/2008		1,300	$4.90
12/18/2008		1,400	$4.78
12/18/2008	2,000		$4.88
12/19/2008		5,000	$4.94
12/19/2008		5,000	$5.01
12/19/2008		5,000	$4.90
12/19/2008		1,300	$5.00
12/19/2008		3,700	$5.00
12/19/2008		400	$5.01
12/19/2008		600	$5.01
12/19/2008		800	$5.01
12/19/2008		400	$5.01
12/19/2008		1,500	$5.01
12/19/2008		500	$5.01
12/19/2008		800	$5.01
12/19/2008	2,000		$4.75
12/19/2008	5,000		$4.85
12/19/2008	1,500		$4.85
12/22/2008		2,000	$4.56
12/22/2008		20,000	$4.50
12/22/2008		2,000	$4.55
12/22/2008		200	$4.50
12/22/2008		800	$4.50
12/22/2008		900	$4.55
12/22/2008		1,100	$4.55
12/22/2008		200	$4.55
12/22/2008		300	$4.55
12/22/2008		1,500	$4.50
12/23/2008		4,700	$4.25
12/26/2008		2,000	$4.05
12/26/2008		200	$4.15
12/29/2008		10,540	$4.05
12/29/2008		3,800	$4.02
12/29/2008		5,000	$4.00
12/30/2008		2,200	$4.40
12/31/2008		5,000	$4.75
12/31/2008		5,000	$4.60
01/02/2009		5,000	$5.05
01/02/2009		5,000	$5.25
01/02/2009		5,000	$5.25
01/02/2009		5,000	$5.02
01/05/2009		5,000	$5.00

(d)       No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2009

/s/ W. Edward Scheetz
W. Edward Scheetz

Exhibit Index

Exhibit	Description
1.	Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P. (previously filed)